OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70648

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 03/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CLEARFP SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

15573 BANGY RD, SUITE 270
(No. and Street)

LAKE OSWEGO	OR	97035
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

TIM DANIEL CLAIRMONT	503-579-1000	TCLAIRMONT@CLEARFP.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SANVILLE & COMPANY
(Name – if individual, state last, first, and middle name)

1514 OLD YORK ROAD	ABINGTON	PA	19001
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TIM DANIEL CLAIRMONT   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CLEARFP SECURITIES, LLC   , as of 3/31   , 2 024   , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL STAMP
ALLYSSAH BROWN
NOTARY PUBLIC - OREGON
COMMISSION NO. 1013748
MY COMMISSION EXPIRES JUNE 21, 2025

Signature:

Title:
CEO

Notary Public

State of Oregon
County of Washington

Signed or attested before me on June 26 2024
by Tim Clairmont

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ClearFP Securities, LLC

Financial Statements and Supplemental Information
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934
As of and for the period from January 1, 2023 through March 31, 2024

ClearFP Securities, LLC

As of and for the period from January 1, 2023 through March 31, 2024

Table of Contents

Report of Independent Registered Public Accounting Firm	1 - 2
Financial Statements	
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Member's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 9
Supplemental Information	
Schedule I	
Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Schedule II	
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities & Exchange Commission	11
Report of Independent Registered Public Accounting Firm on Exemption Report	12
Rule 15c3 Exemption Report	13





S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged With Governance of
ClearFP Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ClearFP Securities, LLC (the Company) as of March 31, 2024, the related statements of loss, changes in member's equity, and cash flows for the period from January 1, 2023, through March 31, 2024, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024, and the results of its operations and its cash flows for the period from January 1, 2023, through March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company, LLC

This is the initial year we have served as the Company's auditor.

Dallas, Texas
June 26, 2024

ClearFP Securities, LLC

Statement of Financial Condition
As of March 31, 2024

ASSETS

Cash	$	38,521
Prepaid Expenses		9,399
Commission Receivable		137,519
TOTAL ASSETS	$	185,439

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	155,306

MEMBER'S EQUITY:

Member's Capital	30,133
TOTAL MEMBER'S EQUITY	30,133

TOTAL LIABILITIES AND MEMBER'S EQUITY	$	185,439

The accompanying notes are an integral part of these financial statements.

ClearFP Securities, LLC

Statement of Income

As of and for the period from January 1, 2023 through March 31, 2024

REVENUE:

Commissions	1,944,364
Private Placement	126,307
Distribution fees	90,457
Revenues	2,161,128

OPERATING EXPENSES:

Commission expense	2,028,531
Compliance expense	129,737
Professional fees	19,685
Regulatory fees	10,339
Occupancy	15,000
General & administrative	4,819
Total Expenses	2,208,111

NET INCOME LOSS $ (46,983)

The accompanying notes are an integral part of these financial statements.

4

Statement of Changes in Member's Equity
As of and for the period from January 1, 2023 through March 31, 2024

MEMBER'S EQUITY, DECEMBER 31, 2022	$	110,379
Prior period adjustment		(54,263)
Capital contributions		21,000
Net loss		(46,983)
MEMBER'S EQUITY, MARCH 31, 2024	$	30,133

The accompanying notes are an integral part of these financial statements.

5

ClearFP Securities, LLC

Statement of Cash Flows

As of and for the period from January 1, 2023 through March 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(46,983)
Prior Period adjustment		(54,263)
Adjustments to reconcile net income to net cash provided by operating activities:		
Net change in operating assets:		
Decrease in prepaid expenses		60,680
Increase in commissions receivable		(137,519)
Net change in operating liabilities:		
Increase in accounts payable and accrued expenses		150,532
Net Cash Used in Operating Activities		(27,553)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contribution		21,000
Cash Used in Financing Activities		21,000
NET DECREASE IN CASH		(6,553)
CASH AT BEGINNING OF YEAR		45,074
CASH AT END OF YEAR	$	38,521

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

ClearFP Securities, LLC (the Company) was organized in 2020. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority - FINRA and the Securities Investor Protection Corporation - SIPC.

The Company limits its operations to mutual funds, private placements, variable annuities, variable life insurance products and fixed index annuities. The Company holds no customer funds or securities and does not participate in the underwriting of Securities. Accordingly the Company will not claim exemption from the requirements of Rule 15c3-3 in reliance of Footnote 74 to SEC Release 34-70073.

2. Summary of Significant Accounting Policies

Basis of Presentation - The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

Prior Period Restatement - Management became aware of certain revenues and expenses which were related to the year ending 2023 but were recorded in 2024. Accordingly, opening equity has been adjusted by $54,263 to reflect these amounts.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows - For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at March 31, 2024. Cash is held at a financial institution and is insured by the Federal Deposit Insurance Corporation.

Revenue Recognition - The Company is entitled to placement and / or transaction fees associated with the success of its capital-raising work as such fees are earned, defined generally as when capital is irrevocably committed by investors and any funding or other contingencies have been removed. The Company also earns commissions from the sale of various insurance products. Revenue is recognized in accordance with ASC Topic 606 as services are rendered and a given contract's identified performance obligations are satisfied. There were no unsatisfied performance obligations at Match 31, 2024.

Income Taxes - The Company is treated as a sole proprietorship (disregarded entity) for federal income tax purposes Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The amount of income or loss allocable to the member are subject to examination by federal and state taxing authorities. In the event of an examination, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the member and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

Income Taxes (Continued) - The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at March 31, 2024. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2018.

In addition, no income tax related penalties or interest have been recorded for the year ended Marcg 31, 2024.

Advertising and Marketing - Advertising and marketing costs (if any) are expensed as incurred.

General and Administrative Expenses - General and administrative costs are expensed as incurred**.**

3. Net Capital Requirements

The Company, as a registered broker-dealer in securities is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the Rule. At March 31, 2024, the Company had net capital of $35,800, which was $26,451 in excess of its required minimum net capital of $9,349. The Company had an AI/NC ratio of 391.73%.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules. The Company does not claim exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on Footnote 74 of SEC Release 34-70073.

4. Leases

The Company conducts its operations from facilities that are leased for $1,000 per month on a month to month basis. The agreement is dated August 24, 2020 and can be terminated by either party with 30 days' notice.

Rent expense for the period from January 1, 2023 through March 31, 2024 was $15,000.

5. Concentrations and Economic Dependency

The Company's revenues consist of commissions and fees as discussed in Note 2 above. There is no assurance of future revenues from such commissions.

Two vendors accounted for approximately 55% of commission revenue.

The Company maintains its cash at a financial institutions in amounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through rch 31, 2024. As of March 31, 2024 there were no cash balances held in any accounts that were not fully insured.

6. Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of March 31, 2024 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other than as disclosed in Note 4 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at March 31, 2024 or during the year then ended.

7. Related Party Transactions

Effective August 24, 2020, the Company entered into an Expense Sharing Agreement with the Company's Parent Company. Expenses under this arrangement amounted to $15,399.

8. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

9. Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of June 26, 2024 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of and for the period from January 1, 2023 through March 31, 2024

SCHEDULE I

TOTAL SHAREHOLDER's EQUITY QUALIFIED FOR NET CAPITAL	$	30,133
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets		(9,399)
NET CAPITAL	$	20,734
AGGREGATE INDEBTEDNESS:		
Account payable and accrued expenses	$	155,306
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (greater of $5,000 or 6.67% of aggregate indebtedness)	$	10,354
Excess net capital	$	10,380
Net Capital less greater of 10% aggregate indebtedness or 120% of the minimum requirement	$	5,203
Percentage of aggregate indebtedness to net capital		749%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of March 31, 2024.

ClearFP Securities, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession
or Control Requirements under Rule 15c3-3 of the Securities & Exchange Commission

SCHEDULE II

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 pursuant to Footnote 74 of SEC Release 34-70073 under the Securities Exchange Act of 1934.





Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged With Governance of
ClearFP Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which ClearFP Securities, LLC (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;
2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) acting as a mutual fund retailer (2) selling variable life insurance or annuities (3) selling tax shelters or limited partnerships in primary distributions (4) private placement of securities (5) municipal securities sales related to 529 plans throughout the most recent period from January 1, 2023, through March 31, 2024; and
3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent period from January 1, 2023, through March 31, 2024, without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to (1) acting as a mutual fund retailer (2) selling variable life insurance or annuities (3) selling tax shelters or limited partnerships in primary distributions (4) private placement of securities (5) municipal securities sales related to 529 plans and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent period from January 1, 2023, through March 31, 2024, without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville & Company, LLC

Dallas, Texas
June 26, 2024

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

12

ClearFP Securities, LLC Exemption Report

ClearFP Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) acting as a mutual fund retailer (2) selling variable life insurance or annuities (3) selling tax shelters or limited partnerships in primary distributions (4) private placement of securities (5) municipal securities sales related to 529 plans.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Timothy Clairmont, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Founder & Chief Executive Officer

Date of Report: June 17, 2024